FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Parkinson, Jr. Robert L. (Last) (First) (Middle)	2. Issuer Name ENZON PHARMACEUTICALS, INC. and Ticker or Trading Symbol ENZN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
c/o Enzon Pharmaceuticals, Inc. 685 Route 202/206	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year April/7/2003
(Street) Bridgewater, NJ 08807		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/7/03		M		300(1)	A		5,300	D
Explanation of Responses:
1.	This is the aggregate number of shares of common stock issued to the director upon the exercise of the Common Stock Rights described in further detail on Table II, and is qualified under Rule 16b-3(d).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Common Stock Right(1)	1-for-1	4/7/03		M			22	See Footnote 1	See Footnote 1	Common Stock	22		0	D
Common Stock Right(2)	1-for-1	4/7/03		M			182	See Footnote 2	See Footnote 2	Common Stock	182		0	D
Common Stock Right(3)	1-for-1	4/7/03		M			156	See Footnote 3	See Footnote 3	Common Stock	156		0	D
Common Stock Right(4)	1-for-1	4/7/03		M			240	See Footnote 4	See Footnote 4	Common Stock	240		0	D
Explanation of Responses:
1.	Securities granted by Enzon Pharmaceuticals, Inc. pursuant to Enzon’s 2001 Incentive Stock Plan as compensation for service as an Independent Director during the quarter ended March 31, 2002 and qualified under Rule 16b-3(d). The value of the compensation was $944. Each Common Stock right is exchangeable for one share of Common Stock or cash with the price per right being $44.25, the fair market value of Enzon’s common stock on March 31, 2002. On April 7, 2003, the director elected to receive cash for 50% of the rights.
2.	Securities granted by Enzon Pharmaceuticals, Inc. pursuant to Enzon’s 2001 Incentive Stock Plan as compensation for service as an Independent Director during the quarter ended June 30, 2002 and qualified under Rule 16b-3(d). The value of the compensation was $4,000. Each Common Stock right is exchangeable for one share of Common Stock or cash with the price per right being $22.05, the fair market value of Enzon’s common stock on June 30, 2002. On April 7, 2003, the director elected to receive cash for 50% of the rights.
3.	Securities granted by Enzon Pharmaceuticals, Inc. pursuant to Enzon’s 2001 Incentive Stock Plan as compensation for service as an Independent Director during the quarter ended September 30, 2002 and qualified under Rule 16b-3(d). The value of the compensation was $3,000. Each Common Stock right is exchangeable for one share of Common Stock or cash with the price per right being $19.24, the fair market value of Enzon’s common stock on September 30, 2002. On April 7, 2003, the director elected to receive cash for 50% of the rights.
4.	Securities granted by Enzon Pharmaceuticals, Inc. pursuant to Enzon’s 2001 Incentive Stock Plan as compensation for service as an Independent Director during the quarter ended December 31, 2002 and qualified under Rule 16b-3(d). The value of the compensation was $4,000. Each Common Stock right is exchangeable for one share of Common Stock or cash with the price per right being $16.72, the fair market value of Enzon’s common stock on December 31, 2002. On April 7, 2003, the director elected to receive cash for 50% of the rights.

/s/ Kenneth J. Zuerblis	4/09/03

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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